Exhibit 23.3
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 filed on or about March 11, 2010) and related Prospectus of Southwest Bancorp, Inc. for the registration of common stock, serial preferred stock, debt securities, depositary shares, rights, warrants, and units, and to the incorporation by reference therein of our reports dated March 5, 2010, with respect to the consolidated financial statements of Southwest Bancorp, Inc. and the effectiveness of internal control over financial reporting of Southwest Bancorp, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Tulsa, Oklahoma
March 11, 2010